

June 20, 2013

Via E-mail
Anthony Gurnee
Chief Executive Officer
Ardmore Shipping Corporation
City Gate Building 1000
Mahon, Cork
Ireland

     Re: **Ardmore Shipping Corporation**
           Confidential Draft Registration Statement on Form F-1
           Submitted May 24, 2013
           CIK number 0001577437

Dear Mr. Gurnee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. We not that you will be providing a consent from Clarkson Research Services Limited and another industry expert. Please advise whether any of the other market and industry data provided by the listed sources were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please revise the citations to the market and industry data to include the names of all reports.

3. Please continue to consider the financial statement updating requirements set forth in
    Rule 3-12(f) of Regulation S-X and Item 8.A of the Form 20-F.

Industry and Market Data, page i

4. Please indicate, if true, that you believe the information concerning industry and market
    data is reliable. If you do not, please remove it.

Prospectus Summary, page 1

5. We note that you have described your competitive strengths here. Please balance the
    disclosure in the summary by disclosing the company's losses in recent periods, the
    capital-intensive nature of your business and your other key risks. Additionally, please
    provide similar disclosure on page 83.

6. Please refrain from stating that you own 16 vessels or that your Existing Fleet consists of
    16 vessels given that eight are on order and have not been paid for yet. Please revise
    similar disclosure throughout the prospectus.

7. Please clarify in this section how many of the vessels that are on order currently do not
    have debt financing in place and will be purchased using a portion of the proceeds from
    this offering as well as the proposed new credit facility, if obtained. Please revise to
    discuss whether there are any written proposals or commitments for the acquisition of the
    vessels that are on order, and if so, file the agreements as exhibits. Additionally, please
    provide similar disclosure on page 83.

8. Please disclose the percentage or percentage ranges of the two portions of the
    expenditures mentioned in the first paragraph to be paid for from the proceeds of the
    offering and the new loan facility.

9. Please explain here how it is that you have lost money for the past three years while
    having the competitive strengths you assert you have.

The Expansion Fleet, page 4

10. Please discuss whether there are any written proposals or commitments for the
    acquisition of the vessels comprising your Expansion Fleet, and if so, file the agreements
    as exhibits. Also, please revise under Business on page 85.

Competitive Strengths, page 4

11. Please do not use phrases like "maximize profits" which might suggest that you have
    profits when you have had losses since inception.

12. Please refrain from using terms such as "success" and "successes" to describe your business. We note that you have incurred recent net losses.

13. The phrase "proven our ability to raise capital during a shipping downturn" suggests you are guaranteeing this outcome in the future. If so, please register those guarantees. Otherwise, revise.

Dividend Policy, page 7

14. We note your disclosure that you anticipate paying an initial dividend following completion of the IPO in October 2013. As this dividend appears to be in contemplation of the IPO with the use of the net proceeds thereby, please expand your Summary and Selected Financial and Other Data to include pro forma earnings (loss) per share data for the most recent fiscal year end and interim period giving effect to the number of common shares whose proceeds are to be used to pay the dividend. We refer you to SAB Topic 1(B)(3).

15. In addition, please include on the face of the Summary and Selected Financial and Other Data your pro forma net loss per share data, similar to that disclosed in Note 20 on page F-23.

Credit Facilities, page 7

16. Similarly, we note you intend to repay the outstanding balance of the BMO Facility in full with proceeds of the IPO. Please include adjusted supplemental pro forma earnings (loss) per share disclosure of the number of common shares whose proceeds are to be used to repay the debt in the Summary and Selected Financial and Other Data tables as well.

Risk Factors, page 12

If our vessels call on ports located in countries that are subject to restrictions, page 18

17. You disclose that none of your vessels have called on ports located in Iran, Syria, Sudan or Cuba, countries identified as state sponsors of terrorism by the U.S. Department of State. We note an internet website that reports that your subsidiary and manager Ardmore Shipping Limited received two licenses from the U.S. Department of Treasury's Office of Foreign Assets and Control in 2011, under its Iran Sanctions Act licensing program. Please tell us whether you have had, or currently anticipate, any contacts with the above-referenced countries through subsidiaries, affiliates or other indirect arrangements.

18. Please tell us whether your charter parties/contracts contain prohibitions on your vessels calling on ports in the above-referenced countries.

19. You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common stock. It appears from the disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism.   Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with state sponsors of terrorism.

We are an "emerging growth company," page 20

20. Please revise this risk factor to describe how and when a company may lose emerging growth company status.

We are incorporated in the Republic of the Marshall Islands, page 30

21. Please expand this risk factor to discuss the limitations of bankruptcy laws in the Republic of the Marshall Islands, such as a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

Use of Proceeds, page 36

22. Please disclose in this section how many of the vessels on order currently do not have debt financing in place and will be purchased using a portion of the proceeds from this offering and how much will be paid for such vessels from the proceeds of this offering. Please disclose separately the cost to be paid from the proceeds of this offering for the vessels comprising the Expansion Fleet.

23. If you do draw down on the BMO Facility, please identify the interest rate and maturity of the BMO Facility that you intend to repay with the proceeds from this offering. To the extent that such indebtedness was incurred within one year, if applicable, please revise to disclose the use of the proceeds of such indebtedness. See Item 3.C.4. of Form 20-F.

24. Please disclose how you will use the proceeds of this offering if you are unable to acquire the vessels on order and the vessels comprising the Expansion Fleet.

Capitalization, page 38

25. Please expand your narrative discussion to explain the nature of the adjustments being made to the "As Adjusted" and "As Further Adjusted" columns and amounts. In this regard, separately clarify if the "As Adjusted" column will give effect to the exchange agreement between the Company and its parent, whereby the equity interest of the LLC will be converted in to a "C Corp" status, the Reorganization as described in Note 1.2 on

page F-10. Please clarify in the Dilution section as well.

Management's Discussion and Analysis, page 43

Important Financial and Operational Terms and Concepts, page 45

26. Please give consideration to including the definition for vessel voyage expenses, as we note your disclosure under Our Charters and also under Results of Operations that for third-party spot chartering arrangements and in the computation of TCE rates, voyage expenses are a key component.

Critical Accounting Estimates, page 57

27. Refer to your discussion of Vessel Impairment. Please expand this section to also include a table illustrating the comparison of possible excess of carrying value over estimated charter-free market value of each of your currently operating vessels in your Existing Fleet. The table should be as of the most recent interim balance sheet date, with a comparison, in order to provide a trend of vessel values, as of the most recently completed fiscal year end. Your disclosure should provide an investor with information as to any potential impairment of whether the aggregate carrying value of your vessels, assessed individually, exceeded the aggregated charter-free market value.

28. We further note that net operating cash flows used in your impairment analysis are determined by applying various assumptions as described. Please expand to be more specific to indicate if these assumptions also include estimated daily time charter equivalent rates and fleet effective utilization and indicate the potential sensitivity or volatility that these two inputs would have on your analysis as to impairment. You may choose to use a historical 1-year, 2-year, or 3-year average blended time charter rate in your computations.

The International Products and Chemical Tanker Industry, page 58

29. We note your disclosure that data compilation is subject to limited audit and validation procedures and may contain errors. Please clarify that you believe and act as if all third-party data is reliable.

30. Please revise to include a more detailed discussion of how the market trends discussed in this section have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods.

Properties, page 88

31. We note your disclosure that you own no properties other than your vessels. Please disclose whether you lease the operating office in Cork, and if so, the material terms of

the lease. Refer to Item 4.D. of Form 20-F.

Management, page 97

32. We note that Mr. Tivnan was previously employed by Ernst & Young. Supplementally discuss the consideration given to Section 600 of the Financial Reporting Codification with regard to independence.

33. We note your disclosure that your board of directors currently consists of three directors. Please explain to us why the Chairman is not considered a director.

34. Please tell us whether you are required to disclose, or have disclosed, the executive compensation of your named officers and directors on an individual basis for your most recently completed fiscal year in the Republic of the Marshall Islands. Refer to Item 6.B. of Form 20-F.

Principal Shareholders, page 101

35. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by GA Holdings LLC.

Underwriting, page 126

36. Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

37. The percentage that the underwriting discounts or commissions represent of the total amount of the offering should be disclosed together with the underwriting discounts or commissions on a per share and total basis when such data is available. We note that your current disclosure only references the per share and total amounts. Refer to Item 9.F.1 of Form 20-F.

Experts, page 130

38. We note your disclosure that your industry experts have confirmed to you that certain discussions in the prospectus accurately describe the international tanker market, "subject to the availability and reliability of the data supporting the statistical information presented in [the] prospectus." Please delete the above quoted language as it negates any statement regarding the accuracy of the information.

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Robert E. Lustrin, Esq.